Northeast Utilities					Exhibit 12
Ratio of Earnings to Fixed Charges

(Thousands of Dollars)
	For the Years Ended December 31,
	2009	2008	2007	2006	2005
Earnings, as defined:
Net income/(loss) from continuing operations before
cumulative effect of accounting change	$335,592	$266,387	$251,455	$138,495	$(251,344)
Income tax expense/(benefit)	179,947	105,661	109,420	(76,326)	(184,862)
Equity in earnings of regional nuclear
generating and transmission companies	(1,762)	(1,637)	(3,983)	(334)	(3,311)
Dividends received from regional equity investees	3,794	1,017	4,542	2,145	687
Fixed charges, as below	296,764	304,374	275,611	267,243	265,046
Less: Interest capitalized (including AFUDC)	(5,929)	(17,797)	(17,568)	(14,482)	(10,463)
Preferred dividend security requirements of
consolidated subsidiaries	(9,265)	(9,265)	(9,265)	(9,265)	(9,265)
Total earnings/(loss), as defined	$799,141	$648,740	$610,212	$307,476	$(193,512)

Fixed charges, as defined:
Interest on long-term debt (a)	$224,712	$193,883	$162,841	$141,579	$131,870
Interest on rate reduction bonds	36,524	50,231	61,580	74,242	87,439
Other interest (b)	12,401	25,031	15,824	22,375	19,276
Rental interest factor	7,933	8,167	8,533	5,300	6,733
Preferred dividend security requirements of
consolidated subsidiaries	9,265	9,265	9,265	9,265	9,265
Interest capitalized (including AFUDC)	5,929	17,797	17,568	14,482	10,463
Total fixed charges, as defined	$296,764	$304,374	$275,611	$267,243	$265,046

Ratio of Earnings to Fixed Charges	2.69	2.13	2.21	1.15	(0.73)	(c)

(a) Interest on long-term debt amounts include amortized premiums, discounts and capitalized expenses related to indebtedness.

(b) For the years ended December 31, 2009, 2008 and 2007, other interest includes interest related to accounting for uncertain tax positions.

(c) Consolidated earnings were inadequate to cover fixed charges by $458.6 million for the year ended December 31, 2005.